Exhibit (a)(1)(I)

Notice of Offer to Purchase for Cash

All Outstanding Shares of Class A Common Stock

of

CYNOSURE, INC.

a Delaware corporation
at
$66.00 NET PER SHARE
Pursuant to the Offer to Purchase dated February 22, 2017
by
MINUTEMAN MERGER SUB, INC.
a wholly owned direct subsidiary of
HOLOGIC, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, 12:00 MIDNIGHT, EASTERN TIME, ON MARCH 21, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.  YOUR INSTRUCTIONS AS A MEMBER OF THE CYNOSURE, INC. 401K MUST BE RECEIVED BY THE TABULATOR NO LATER THAN 5:00 P.M., EASTERN TIME ON MARCH 16, 2017.

Mail or deliver this Letter to:

If delivering by mail, hand, express mail, courier,

or other expedited service:

American Stock Transfer & Trust Company, LLC

Operations Center

Attn: Reorganization Department

6201 15th Avenue

Brooklyn, New York 11219

DESCRIPTION OF SHARES SURRENDERED*

Name and Address of Cynosure, Inc.’s 401K Participant

*You may only tender all or none of the shares in your 401K Account.

TRUSTEE DIRECTION FORM-CYNOSURE, INC. 401(K) PLAN
HOLOGIC/MINUTEMAN TENDER OFFER

BEFORE COMPLETING THIS FORM, PLEASE READ CAREFULLY
ALL ENCLOSED MATERIALS

PLEASE NOTE THAT IF YOU DO NOT DELIVER TO THE PLAN TRUSTEE’S TABULATION AGENT A PROPERLY COMPLETED, SIGNED TRUSTEE DIRECTION FORM BY 5:00 P.M. EASTERN TIME ON MARCH 16, 2017, UNLESS THE OFFER IS EXTENDED, THE SHARES CREDITED TO YOUR PLAN ACCOUNT WILL NOT BE TENDERED INTO THE TENDER OFFER, UNLESS OTHERWISE REQUIRED BY LAW.

As of February 17, 2017, the number of shares in the Cynosure, Inc. Stock Fund credited to your account in the 401(k) is shown in the box titled “DESCRIPTION OF SECURITIES SURRENDERED” on page 1.

In connection with the Offer to Purchase at a price of $66.00 per Share, net to the seller in cash, without interest, made by Minuteman Merger Sub, Inc., a Delaware corporation, dated February 22, 2017 (the “Offer to Purchase”) (the Offer to Purchase together with the Notice to Participants in the Cynosure, Inc. 401(k) Plan and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”), I hereby instruct the Trustee to tender the shares credited to my account under the 401(k) Plan as of March 21, 2017, unless a later deadline is announced, as follows.

☐                                    I direct the Trustee to tender     percent (you MUST enter either 100% or 0%) of the Shares credited to my account in the 401(k) Plan.  (If you check the Box but fail to insert 100%, our direction will be treated as a direction NOT to tender any of your Shares)

I acknowledge receipt of the Notice to Participants in the Cynosure, Inc. 401(k) Plan and the accompanying Offer to Purchase relating to the Offer.

Trustee Direction Forms that are not timely received by the Plan’s tabulation agent, and those received with a percentage other than 0% or 100% will be treated as a direction NOT to tender.

Date

Please Print Name

Signature

NOTICE TO PARTICIPANTS IN THE CYNOSURE, INC. 401(K) PLAN

February 23, 2017

RE:                           Cynosure, Inc. 401(k) Plan
Minuteman Merger Sub, Inc. (a wholly owned subsidiary of Hologic, Inc.) Tender Offer

Dear 401(k) Plan Participant:

The enclosed tender offer materials and Direction Form require your immediate attention.  Our records reflect that, as a participant in the Cynosure, Inc. 401(k) Plan (the “401(k) Plan”), a portion of your individual account is invested in an employer stock fund in the 401(k) Plan (the “Cynosure Stock Fund”).  The tender offer materials describe an offer by Minuteman Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Hologic, Inc., a Delaware corporation (“Parent”) to purchase all of the outstanding shares of Cynosure, Inc. (“Cynosure”) Class A Common Stock, par value $0.001 (“Shares”), at a price of $66.00 per Share, net to the seller in cash, without interest, subject to any applicable withholding tax, upon the terms and subject to the conditions set forth in the accompanying Offer to Purchase (the “Offer to Purchase”) (the Offer to Purchase together with the Notice to Participants in the Cynosure, Inc. 401(k) Plan and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).  Terms not otherwise defined in this Notice have the meaning given in the Offer to Purchase.

The 401(k) Plan is the owner of record of the Shares credited to your account under the Cynosure Stock Fund in the 401(k) Plan (the “Allocated Shares”).  As such, only Ascensus Trust Company, the 401(k) Plan trustee (the “Trustee”), can tender the Allocated Shares held by the 401(k) Plan.  However, pursuant to the terms of the 401(k) Plan and applicable law, you have the right to direct the Trustee with respect to tendering your Allocated Shares.  To maintain confidentiality, you will provide directions to a third-party tabulator, American Stock Transfer & Trust Company, LLC (the “Tabulator”).  The Tabulator has been specially appointed to receive your directions and then direct the Trustee to tender the Allocated Shares in accordance with your directions.

You may direct the Trustee to tender all of the Allocated Shares attributable to your individual account under the 401(k) Plan (but not less than all of your Allocated Shares).  This Notice explains the procedures for directing the Trustee.  Enclosed with this Notice is a copy of the Offer to Purchase as well as a copy of Cynosure’s Solicitation/Recommendation Statement on Schedule 14D-9 containing the recommendation of Cynosure’s Board of Directors that stockholders accept the Offer and tender their Shares pursuant to the Offer.  You should review carefully each document.

This letter and the enclosed materials describe your options for tendering the Allocated Shares you hold in the 401(k) Plan.  If you choose to direct the Trustee to tender Allocated Shares, your Direction Form must be received by the Tabulator no later than 5:00 P.M.

Eastern time, on March 16, 2017, unless the Offer is extended pursuant to the terms of the Agreement and Plan of Merger, dated as of February 14, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Cynosure, or the Offer is earlier terminated.

About the Cynosure Stock Fund

As a 401(k) Plan participant who previously participated in the 401(k) plan of Palomar Medical Technologies, Inc. (prior to the acquisition by Cynosure of Palomar Medical Technologies, Inc.), a portion of your 401(k) Plan account is invested in the Cynosure Stock Fund.  The Cynosure Stock Fund is a “unitized” stock fund, consisting primarily of Shares plus an amount of cash intended to provide for liquidity.  The Plan documents provide that the Plan is intended to comply with the provisions of certain sections of the Employees Retirement Income Security Act of 1974 (“ERISA”) which require that a 401(k) Plan participant be given the opportunity to instruct the Trustee as to whether to tender the Shares allocated to his or her account under the 401(k) Plan.  The Trustee will not tender Shares for which it fails to receive instructions from the 401(k) Plan participant or beneficiary.

Background of the Offer

The Offer.  Information about the Offer is contained in the accompanying Offer to Purchase and Letter of Transmittal and also the Schedule 14D-9 filed by Cynosure.

Conditions of the Offer; Expiration.  The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of (i) the Minimum Condition (as described in the Offer to Purchase), (ii) the Regulatory Condition (as described in the Offer to Purchase) and (iii) the Governmental Entity Condition (as described in the Offer to Purchase).  The Offer is also subject to other conditions as described in the Offer to Purchase — Section 15.

Expiration of the Offer.  The Offer expires at the end of the day, 12:00 midnight Eastern time on March 21, 2017 (the “Expiration Date”), unless the Offer is extended by Purchaser, in which event the term “Expiration Date” shall mean the latest time at which the Offer, as so extended by Purchaser, will expire.  However, your Direction Form must be received by the Tabulator no later than 5:00 P.M. Eastern time on March 16, 2017.

Recommendation of Cynosure in Respect of the Offer.  The board of directors of Cynosure, among other things, has unanimously (i) approved and authorized the Merger Agreement and the consummation of the Offer, the Merger and each of the other transactions contemplated thereby, (ii) declared that entering into and the terms of the Merger Agreement, and consummating the transactions contemplated thereby, are advisable, fair to and in the best interests of the Cynosure and its stockholders, (iii) recommended that the stockholders of Cynosure accept the Offer and tender their Shares to Purchaser pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iv) resolved that the execution, delivery or performance of the Merger Agreement and the consummation of the Merger and the transactions contemplated thereby not be subject to any state takeover law or similar law that might otherwise apply to such execution, delivery, performance or consummation (other than Section 203 of the General Corporation Law of the State of Delaware), and (v) subject to the accuracy of certain representations and warranties of Parent and Purchaser, approved Parent, Purchaser and their respective affiliates and the Merger Agreement and the transactions contemplated thereby in order to render the restrictions on business combinations set forth in Section 203 of the General Corporation Law of the State of Delaware to be inapplicable to Parent, Purchaser and their respective affiliates and the Merger Agreement and the transactions contemplated thereby.

Tendering Shares Allocated to Your Cynosure Stock Fund in the 401(k) Plan

Under the terms of the 401(k) Plan, you have the right to decide whether to tender all of the Allocated Shares held for your account in the 401(k) Plan.  If you choose to tender all of your Allocated Shares, you must provide your directions to the Tabulator.  The Tabulator will then tabulate all participant directions received and direct the Trustee to tender the Shares held by the 401(k) Plan according to such participant directions.  Because the Trustee is the owner of record of the Shares held by the 401(k) Plan, only the Trustee can tender such Shares.  Providing your directions through the Tabulator allows you to provide your directions to the Trustee on a confidential basis.  You must use the special Direction Form for participants in the 401(k) Plan in order for your tender election to be valid.

Confidentiality.  To assure the confidentiality of your decision, the Tabulator will tabulate participant directions and provide them directly to the Trustee.  The Trustee, its affiliates and its agents will not make your individual direction available to Cynosure.

Procedure for Directing Trustee.  Enclosed is a Direction Form which should be completed and returned to the Tabulator.  To properly complete your Direction Form, specify whether you wish to tender all of your Allocated Shares or none of your Allocated Shares.  If you do not properly complete and return the Direction Form by the deadline specified below, your Allocated Shares will be considered NOT TENDERED.

DESPITE ANY DEADLINES SET FORTH IN OTHER TENDER OFFER MATERIALS YOU RECEIVE, THE TABULATOR MUST RECEIVE YOUR DIRECTION FORM BY 5:00 P.M. EASTERN TIME ON MARCH 16, 2017 (UNLESS THE OFFER IS EXTENDED), TO PROVIDE THE TABULATOR WITH AMPLE TIME TO TABULATE THE DIRECTIONS RECEIVED AND TO DIRECT THE TRUSTEE WITH RESPECT TO SUCH DIRECTIONS.  DIRECTION FORMS RECEIVED AFTER THAT DATE WILL BE TREATED AS NOT RETURNED.

Withdrawal Rights.  Your direction will be deemed irrevocable unless withdrawn by 5:00 P.M. Eastern time on March 16, 2017, unless the Offer is extended (in which case your direction must be revoked by 5:00 p.m., Eastern time on the third business day prior to the new Expiration Date).  In order to make an effective withdrawal, you must submit a new Direction Form in accordance with the delivery instructions set forth above.  A new Direction Form may be obtained by calling the Tabulator at (877) 248-6417 or (718) 921-8317.  Upon delivery of a new, completed and signed Direction Form to the Tabulator by the deadline specified above, your previous direction will be deemed canceled and replaced by your new direction.  To validly revoke a previous tender, submit a new Direction Form, check the box and direct the Trustee to tender “0%” of your Shares.  The last Direction Form received by the Tabulator that is properly executed will be considered the controlling valid direction.

Effects of Not Tendering/Withdrawing.  If you do not provide direction to the Trustee to tender your Allocated Shares and the Offer is consummated, then as soon as practicable thereafter and subject to the satisfaction or waiver of certain conditions, the Merger will be consummated and each Share that was not tendered in the Offer will be cancelled and converted in to the right to receive an amount in cash equal to the Offer Price, which will be allocated to your 401(k) account.  Therefore even if you do not provide direction to tender your Allocated Shares, if the Offer and Merger are consummated your 401(k) Plan account will receive approximately the same amount of cash that it would have received had you provided direction to tender the Shares.

Effect of the Offer on Your Account.  As result of the Offer, there may be a brief period during which transactions with respect to your 401(k) account (including withdrawals and loans) will not be available.  You will receive separate notice of these account restrictions.

Investment of Proceeds.  The proceeds of the Offer and Merger will be deposited in the 401(k) Plan.  INDIVIDUAL PARTICIPANTS WILL NOT, HOWEVER, RECEIVE ANY CASH PROCEEDS DIRECTLY.  ALL SUCH PROCEEDS WILL REMAIN IN THE 401(K) PLAN AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE 401(K) PLAN.

The Trustee will invest the sale or merger proceeds received with respect to Allocated Shares as soon as administratively possible after receipt of the sale proceeds.  It is anticipated that the processing of proceeds to participant accounts will be completed during the week following the week in which the Trustee receives the reconciled sale proceeds.  Unfortunately, a specific date to finalize the transactions in participant accounts cannot be determined at this time.

The sale proceeds, when received, will be invested in the Qualified Default Investment Alternative (“QDIA”) for the 401(k) Plan.  Once credited to that QDIA, each participant will have the ability to redirect those proceeds to another investment option without incurring a redemption charge.

The designated QDIA fund for a participant is Target 50 Model. For more information about the QDIA and other investment options available in the 401(k) Plan, please contact Ascensus at 866-809-8146.

Shares Held Outside the 401(k) Plan

The process outlined in this Notice applies to your Allocated Shares under the Plan.  If you wish to tender any Shares other than your Allocated Shares under the Plan, you must follow the general instructions for stockholders set forth in the Offer to Purchase.

For more information about the effect of the Offer on your account under the 401(k) Plan, please contact the Information Agent, D.F. King & Co., Inc., toll free at (877) 361-7972 or email at cyno@dfking.com. General questions related to the Plan can be directed to Ascensus at 866-809-8146.

Sincerely,

CYNOSURE, INC.

/s/ Christopher J. Geberth

Christopher J. Geberth
Executive Vice President of Finance